UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendant Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 DTC Parkway, Suite A-4000
(No. and Street)

Greenwood Village	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Wyka (303)-221-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Wyka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendant Financial Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/Chief Compliance Officer

Title

Notary Public

RICHARD BROWN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 04/13/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ascendant Financial Partners, LLC
Table of Contents

STARK ♦ WINTER ♦ SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Ascendant Financial Partners, LLC

We have audited the accompanying statement of financial condition of Ascendant Financial Partners, LLC at December 31, 2009, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascendant Financial Partners, LLC as of December 31, 2009, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 9, 2010

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants* • *Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Ascendant Financial Partners, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	16,113
Accounts receivable		18,617
Property and equipment, net		121
Prepaid expenses		2,218
	$	37,069

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	8,310
		8,310
MEMBERS' EQUITY		28,759
	$	37,069

The accompanying notes are an integral part of these financial statements.

Ascendant Financial Partners, LLC
Statement of Operations and Members' Equity
For The Year Ended December 31, 2009

REVENUES	$	180,251
EXPENSES		
Employee compensation		85,613
Professional fees		16,111
Other expenses		71,990
Total expenses		173,714
NET INCOME		6,537
MEMBERS' EQUITY, beginning of year		22,222
MEMBERS' EQUITY, end of year	$	28,759

The accompanying notes are an integral part of these financial statements.

Ascendant Financial Partners, LLC
Statement of Cash Flows
Year Ended December 31, 2009

OPERATING ACTIVITIES	
Net income	$ 6,537
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	249
Changes in:	
Accounts receivable	(8,945)
Prepaid expenses	(2,218)
Accounts payable and accrued expenses	(4,814)
Net cash used in operating activities	(9,191)
INVESTING ACTIVITIES	
Net cash provided by investing activities	-
FINANCING ACTIVITIES	
Net cash provided by financing activities	-
NET DECREASE IN CASH	(9,191)
CASH AT BEGINNING OF YEAR	25,304
CASH AT END OF YEAR	$ 16,113
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Organization:

Ascendant Financial Partners, LLC (the "Company"), a Colorado limited liability company, was formed in August 2006 and began operating as a licensed broker-dealer in May 2007. The Company is wholly-owned by Ascendant Partners, Inc. (the "Parent") (The member's liability to its capital contributions, except as otherwise required by law).

The Company's operations are headquartered in Greenwood Village, Colorado.

Management plans:

The Company will be economically dependent upon the financial support of its Parent until it achieves profitable operations. The members of the Parent have committed, in writing, to provide the Company with such financial support, personally or through another appropriate entity at least through January 1, 2011.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company provides investment banking and advisory services to clients primarily in the renewable energy, food and agribusiness industries. The Company does not hold customer funds or securities.

Equipment and depreciation:

Equipment is stated at cost and is being depreciated using the straight-line method over the estimated useful life of the asset of 3 years.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

Accounts receivable consists of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectibility and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. At December 31, 2009, management determined that an allowance for doubtful accounts was not necessary.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies – continued

Investment banking and advisory services:

The Company earned substantially all of its revenue from investment banking and advisory services provided under contractual arrangements that generally require clients to pay fixed or determinable service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes service fees as revenue when the related services are provided and recognizes transaction fees as revenue when the underlying transaction is completed and collectibility is reasonably assured.

Deferred revenue:

Deferred revenue represents amounts billed or collected but not yet earned under existing agreements and is classified as "accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2009.

Advertising:

The Company expenses advertising costs as incurred. During the year ended December 31, 2009, the Company incurred an immaterial amount in advertising expense.

Concentrations:

During the year ended December 31, 2009, four clients accounted for approximately 39%, 20%, 16% and 12%, respectively, of the Company's total investment banking and advisory service revenue. At December 31, 2009, one client accounted for approximately 94% of the outstanding accounts receivable balance.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Because the Company is a limited liability company, it is not subject to income taxes. Instead, the member is taxed on the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies - continued

Risks and uncertainties:

The United States is experiencing instability in the financial markets and investment banking systems which is likely to continue to have far-reaching effects on economic activity for an indeterminable period. The impact on the economy and the Company's operating activities cannot be predicted at this time but may be substantial.

Note 2 - Related party payable:

Under an expense sharing agreement, the Parent provides substantially all of the general and administrative services to the Company. These expenses are charged to the Company on a monthly basis and are recorded in the Company's financial statements. At December 31, 2009, the amount owed to the Company's Parent for general and administrative services totaled $8,310. These liabilities are non-interest bearing, unsecured and payable on demand.

Note 3 - Fair value of financial instruments:

Management believes that it is not practicable to estimate the fair value of the Company's payable to its Parent due to the related party nature of the underlying transactions. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair values because of the short-term maturities of these instruments.

Note 4 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 156-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $7,803, which was $2,803 greater than its required net capital of $5,000, and the Company's net capital ratio was 106% to 1.

Note 5 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for the determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 6 – Subsequent Events

Subsequent to December 31, 2009, the Company entered into a new operating lease agreement that requires annual payments based on escalating rates. The commencement date of the lease is on March 1, 2010 and expires on April 1, 2013.

Management of the Company has reviewed all subsequent transactions through February 8, 2010, the date the financial statements were available to be issued. It has been determined that there are no additional subsequent events that require disclosure.

Ascendant Financial Partners, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2009

Members' equity per Statement of Financial Condition	$ 28,759
Less: Total nonallowable assets	(20,956)
Net Capital	$ 7,803
Aggregate indebtedness - items included in financial statements	$ 8,310
Basic net capital requirement	$ 5,000
Excess net capital	$ 2,803
Ratio aggregate indebtedness to net capital	106%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2009:	$ 7,803

Ascendant Financial Partners, LLC
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2009

Ascendant Financial Partners, LLC relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

To the Board of Directors of
Ascendant Financial Partners, LLC

In planning and performing the audit of the financial statements and supplemental schedule of Ascendant Financial Partners, LLC (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80237
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's Internal control.

Our consideration of Internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in Internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
February 9, 2010

Ascendant Financial Partners, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT AUDITORS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2009